JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the shares of the Common Stock.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 5th day of August, 2026.

Stephens Investment Management Group LLC

By: /s/ Allison Rhodes
Allison Rhodes
General Counsel and Chief Compliance Officer

Stephens Investments Holdings LLC

By: /s/ Todd Ferguson
      Attorney in fact

Warren A. Stephens Trust UID 9/30/87

By: /s/ Todd Ferguson
      Attorney in fact

Warren A. Stephens

By: /s/ Todd Ferguson
      Attorney in fact

Warren Miles Amerine Stephens 2012 Trust UID 12/27/12

By: /s/ Todd Ferguson
         Attorney in fact

John Calhoun Stephens 2012 Trust UID 12/27/12

By: /s/ Todd Ferguson
         Attorney in fact

Laura Whitaker Stephens 2012 Trust UID 12/27/12

By: /s/ Todd Ferguson
         Attorney in fact

Warren Miles Amerine Stephens

By: /s/ Todd Ferguson
       Attorney in fact

John Calhoun Stephens

By: /s/ Todd Ferguson
       Attorney in fact